UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO

FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number: 001-34041

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

Telephone: (49-40) 56-0810

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, no par value

American Depositary Shares, each representing two Ordinary Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

Evotec Aktiengesellschaft (“Evotec” or the “Company”) first became subject to reporting obligations under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on March 25, 2008, the date on which its Registration Statement on Form F-4 (File No. 333-148488) became effective.

During the 12-month period preceding the filing of this Form 15F, Evotec has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Securities and Exchange Commission (“SEC”) rules, including its annual report on Form 20-F for the fiscal year ending December 31, 2009.

Item 2.	Recent United States Market Activity

The ordinary shares, no par value, of Evotec (the “Ordinary Shares”), were last sold in a registered offering (other than in offerings limited to employees of the Company) under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to the Registration Statement on Form F-4 referred to in Item 1 above, which transaction closed on May 2, 2008. In addition, on January 11, 2008, the Company, together with JPMorgan Chase Bank, N.A., as depositary, filed a Registration Statement on Form F-6 (File No. 333-148604) to register 50,000,000 American Depositary Shares (the “ADSs”) evidenced by American Depositary Receipts, each ADS representing two Ordinary Shares, which became effective on March 25, 2008.

In connection with certain equity compensation plans, the Company registered securities on a Registration Statement on Form S-8 (File No. 333-150667). The last date of sale under this Registration Statement was June 18, 2010. Prior to filing this Form 15F, the Company filed a post-effective amendment to terminate the registration of unsold securities under the Registration Statement on Form S-8.

Item 3.	Foreign Listing and Primary Trading Market

A.	Evotec has maintained a listing of its Ordinary Shares on the Frankfurt Stock Exchange (the “FSE”), which includes the Xetra (Exchange Electronic Trading) trading system, as well as on the Berlin, Dusseldorf, Hamburg, Hannover, Munich, and Stuttgart stock exchanges (collectively with the FSE, the “German Stock Exchanges”), all of which are located in the Federal Republic of Germany. The German Stock Exchanges constitute the primary trading market for Evotec’s Ordinary Shares.

B.	Evotec’s Ordinary Shares have been listed on the FSE and the regional exchanges in Germany since November 11, 1999. Evotec has maintained a listing of its Ordinary Shares on the FSE for at least the 12 months preceding the filing of this Form 15F.

C.	The percentage of trading in Evotec’s Ordinary Shares that occurred on the German Stock Exchanges for the 12-month period ending November 30, 2010 was 95.44%.

Item 4.	Comparative Trading Volume Data

A.	The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are December 1, 2009, and November 30, 2010.

B.	During the 12-month period from December 1, 2009, and November 30, 2010, the average daily trading volume of Evotec’s Ordinary Shares, including those represented by ADSs, in the United States was 20,635 and on a worldwide basis was 442,461.

C.	During the 12-month period from December 1, 2009, and November 30, 2010, the average daily trading volume of Evotec’s Ordinary Shares, including those represented by ADSs, in the United States was 4.66% of the average daily trading volume of Evotec’s Ordinary Shares, including those represented by ADSs, on a worldwide basis.

D.	Evotec delisted its Ordinary Shares and the ADSs from the NASDAQ Global Market on November 30, 2009. For the preceding 12-month period beginning on November 30, 2008 and ending on November 29, 2009, the average daily trading volume of Evotec’s Ordinary Shares, including those represented by ADSs, in the United States was 11.65% of the average daily trading volume of Evotec’s Ordinary Shares, including those represented by ADSs, on a worldwide basis.

E.	Evotec has not terminated a sponsored American Depositary Receipts facility relating to its Ordinary Shares.

F.	The sources of the trading volume information used for determining that Evotec meets the requirements of Rule 12h-6 under the Exchange Act are Bloomberg L.P. and ADR sponsor JPMorgan Chase Bank, N.A.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

On December 30, 2010, Evotec published a press release disclosing its intent to deregister and terminate its reporting obligations under the Exchange Act. This press release was circulated by all of the major financial news wire services in the United States. A copy of the press release was submitted to the SEC under cover of a Form 6-K on December 30, 2010.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Evotec will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, http://www.evotec.com.

PART III

Item 10.	Exhibits

Not applicable.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Evotec Aktiengesellschaft has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Evotec Aktiengesellschaft certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Evotec Aktiengesellschaft
(Registrant)

December 30, 2010	/s/ Werner Lanthaler
(Date)	Werner Lanthaler Chief Executive Officer and Member of the Management Board